Exhibit (d)(19)(iv)

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Amended and Restated Investment Advisory Agreement dated as of May 17, 2007 (“Amendment No. 1”) between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Fidelity Management & Research Company, a Massachusetts corporation (“Fidelity” or “Adviser”).

AXA Equitable and Fidelity agree to modify the Amended and Restated Investment Advisory Agreement dated as of August 1, 2006 (“Agreement”) as follows:

1. Removed Portfolio. All references to the EQ/FI Mid Cap Value Portfolio of EQ Advisors Trust (“Trust”) is hereby removed.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser for the EQ/FI Mid Cap Portfolio of the Trust on the terms and conditions set forth in the Agreement.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		FIDELITY MANAGEMENT & RESEARCH COMPANY

By:	/s/ Steven M. Joenk	By:	/s/ Philip Bullen
	Steven M. Joenk		Name:	Philip Bullen
	Senior Vice President		Title:	Senior Vice President

APPENDIX A

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

Portfolio	Annual Advisory Fee
EQ/FI Mid Cap Portfolio	0.50% of the Portfolio’s average daily net assets up to and including $250 million; and .40% of the Portfolio’s average daily net assets in excess of $250 million.